UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 8 October 2018

ASX RELEASE

8 October 2018

KAZIA NOTICE OF MEETING

Sydney, 8 October 2018 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to provide its Notice of Meeting in respect of its forthcoming Annual General Meeting, to be held on Thursday 8 November 2018 at the offices of K&L Gates at Level 31, 1 O’Connell Street, Sydney. We look forward to welcoming shareholders and friends of Kazia to our meeting.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in March 2018. Initial data is expected in early calendar 2019. GDC-0084 was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data was presented in June 2018 and the study remains ongoing. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

KAZIA THERAPEUTICS LIMITED

ABN 37 063 259 754

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT YOUR SHAREHOLDING IN THE COMPANY. YOU ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY BEFORE THE ANNUAL GENERAL MEETING REFERRED TO BELOW IS CONVENED.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE IN RESPONSE TO THIS DOCUMENT, PLEASE CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

2018 NOTICE OF ANNUAL GENERAL MEETING,

EXPLANATORY STATEMENT

AND

PROXY FORM

THIS IS A NOTICE OF THE 2018 ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD AT 10AM ON THURSDAY 8 NOVEMBER 2018 AT THE OFFICES OF K&L GATES AT LEVEL 31, 1 O’CONNELL STREET, SYDNEY NSW 2000.

A PROXY FORM FOR USE AT THIS MEETING IS INCLUDED WITH THIS DOCUMENT.

TO BE VALID, PROXY FORMS MUST BE COMPLETED AND RETURNED TO THE COMPANY’S SHARE REGISTRY, COMPUTERSHARE, BY NO LATER THAN 10AM (SYDNEY TIME) ON 6 NOVEMBER 2018.

TABLE OF CONTENTS

PART A:	ABOUT THESE DOCUMENTS	3

PART B:	LETTER FROM THE CHAIR	4

PART C:	NOTICE OF GENERAL MEETING	6

PART D:	EXPLANATORY STATEMENT	10

PART E:	GLOSSARY	20

PROXY INSTRUCTIONS		22

PART A: ABOUT THESE DOCUMENTS

Shareholders in Kazia Therapeutics Limited ABN 37 063 259 754 (Company) are requested to consider and vote upon each of the Resolutions set out in the Notice.

You can vote by:

•	attending and voting at the Meeting; or

•

appointing someone as your proxy to attend and vote at the Meeting on your behalf, by completing and returning the Proxy Form DIRECTLY to the Share Registry in the manner set out on the Proxy Form. The Company’s Share Registry must receive your duly completed Proxy Form by no later than 10.00 am (Sydney time) on Tuesday 6 November 2018.

A glossary of capitalised terms used throughout this Document (including the Proxy Form) is contained in Part E. Unless expressly provided otherwise in this Document, each capitalised term used in this Document has the meaning given in Part E.

Please read the whole of this Document carefully before determining how you wish to vote and then cast your vote accordingly, either in person or by proxy.

PART B: LETTER FROM THE BOARD

8 October 2018

Dear Fellow Shareholder

We are pleased to invite you to attend the 2018 Annual General Meeting of the Shareholders of Kazia Therapeutics Limited, which is scheduled to be held at Level 31, 1 O’Connell Street, Sydney NSW 2000 on Thursday 8 November 2018 at 10 am (Sydney time).

Enclosed with this letter is the Notice of Meeting, which details the items of business to be dealt with at the Meeting. We hope you will consider the matters presented to you in this Notice and support us in our endeavours to continue to grow the Company.

The full range of R&D activities of the Company is presented on the Kazia website (www.kaziatherapeutics.com).

AGENDA

The resolutions on the agenda for this Meeting are for:

1.	Adoption of Remuneration Report;

2.	Re-Election of Iain Ross; and

3.	Approval of Increased Placement capacity under ASX Listing Rule 7.1A.

Except in cases where it is obliged to refrain from making a recommendation, the Board recommends that Shareholders vote FOR all resolutions.

BACKGROUND

Resolution 1

In order to attract and retain appropriate management expertise, the Remuneration Committee of the Board carefully benchmarks executive compensation against other comparable companies. Executives are typically remunerated through a fixed cash component, a cash-based short-term incentive component based on delivery of value-driving objectives during each year, and a long-term incentive program utilising share options to align interests with shareholders.

It should be noted that the Remuneration Report in this year’s Annual Report shows a much lower level of remuneration of Key Management Personnel, after a range of streamlining activities undertaken during FY17 and the early part of FY18. At the current run rate, remuneration in FY19 will be lower still as some of the later stage initiatives work through to the cost base.

The Non-Executive Directors fees were also reduced this year, and Non-Executive Directors have also deferred 50% of their fees since February 2018 in order to preserve the Company’s cash position.

Resolution 2

The Director longest in office without being re-elected is Iain Ross. He is therefore required to retire at this Annual General Meeting. Being eligible, Iain Ross offers himself to be re-elected as Director of the Kazia Therapeutics.

Iain Ross brings deep and valuable expertise in the international life sciences sector, including extensive experience with financing and M&A. His long career as a Non-Executive Director also adds immense value to the Kazia Board.

Resolution 3

ASX Listing Rule 7.1 allows for listed companies to issue up to 15% of their issued share capital in new equity on a rolling twelve-month basis. Companies outside the ASX300 may additionally seek annual authorisation from Shareholders to place up to an additional 10% of their issued share capital under Listing Rule 7.1A. Such approval may only be sought at a company’s annual general meeting. This is a valuable facility that allows companies to respond promptly to maximise opportunities that may be afforded by capital markets.

Accordingly, Kazia seeks to renew its additional 10% capacity under Listing Rule 7.1A. Approval has previously been sought, and granted, in the last four Annual General Meetings. In the last three years, no new equity securities have been issued under this facility, but the Company nevertheless considers it highly desirable to maintain maximal flexibility to fund itself under the most optimal terms available.

VOTING

If you plan to attend the Meeting, please bring a copy of the enclosed Proxy Form with you to facilitate registration.

If you are unable to join us, you are encouraged to appoint a proxy to attend and vote on your behalf. To be valid for the purposes of the Meeting, Proxy Forms must be completed and returned as instructed in Section 2 of Part C of the Notice of Meeting, by no later than 10.00 am (Sydney time) on Tuesday 6 November 2018. Full instructions for voting by proxy are detailed on the back of the Proxy Form.

Your vote is important and we encourage you to either attend the Meeting in person or complete the Proxy Form accompanying this Document and return it to the Company or the Share Registry in accordance with the directions provided.

Yours faithfully

Iain Ross	Bryce Carmine	Steven Coffey	James Garner

PART C: NOTICE OF GENERAL MEETING

Kazia Therapeutics Limited

ABN 37 063 259 754

Section 1: Time and Place of Meeting

NOTICE is hereby given that the 2018 Annual General Meeting of Kazia Therapeutics Limited ABN 37 063 259 754 (Company) will be held at the following time and location, and at that Meeting the business specified in Section 2 below will be conducted.

Date:	Thursday 8 November 2018

Time:	10.00 am (Sydney time)

Location:	The offices of K & L Gates, Level 31, 1 O’Connell Street, Sydney NSW 20000

Section 2: Business of the Meeting

A)	FINANCIAL STATEMENTS AND REPORTS

To receive and consider the financial statements of the Group for the 12 months ended 30 June 2018 and the related reports of the Current Directors and the Auditor (as contained in the Annual Report).

During this item of business, Shareholders will have the opportunity to ask questions about and comment on the Company’s management, operations, financial position, business strategies and prospects.

Shareholders will also have the opportunity for direct questions to the Auditor, to the extent relevant to the conduct of the audit of the Company, the preparation and contents of the Auditor’s Report contained in the Annual Report, the accounting policies adopted by the Company in the preparation of its financial statements and the independence of the Auditor.

B)	RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 1 – Adoption of Remuneration Report

“That, the Remuneration Report for the year ended 30 June 2018 as set out in the Company’s Annual Report for the year ended 30 June 2018 be adopted.”

*Please note that section 250R(3) of the Corporations Act 2001 (Cth) provides that the vote on this resolution is advisory only and does not bind the Directors or the Company

C)	RESOLUTION 2 – RE-ELECTION OF IAIN ROSS

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 2 – Re-Election of Iain Ross

“To re-elect Iain Ross, who retires by rotation in accordance with ASX Listing Rule 14.4 and clauses 21.1 and 21.7 of the Company’s Constitution and being eligible, offers himself for re-election as a Director.”

D)	RESOLUTION 3 – APPROVAL OF ADDITIONAL PLACEMENT CAPACITY

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

Resolution 3 – Approval of additional placement capacity

“That pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the increase in the capacity of the Company to issue equity securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions stated in the Explanatory Memorandum which accompanies this Notice of Meeting.”

OTHER BUSINESS

To transact any other business as may be brought before the Meeting in accordance with the Constitution of the Company and of which the requisite notice has been given.

Section 3: Directions Regarding Meeting

Please read this Document carefully and in its entirety before determining how you wish to vote in relation to the Resolution, and then cast your vote accordingly, either in person or by proxy or authorised representative.

If you do not understand any part of this Document, or are in any doubt as to the course of action you should follow in response to this Document, you should contact your stockbroker or financial or other professional adviser immediately.

Determination of Membership and Voting Entitlement for the Purpose of the Meeting

For the purpose of determining a person’s entitlement to vote at the Meeting and in accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), a person will be recognised as a Shareholder if that person is registered as a Shareholder at 7.00 pm (Sydney time) on Tuesday 6 November 2018.

How to Vote

You may vote by attending the Meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, please attend the Meeting on the date, time and place set out above.

Voting by Proxy

To vote by proxy, please complete and sign the Proxy Form enclosed with this Document as soon as possible and deliver the duly completed Proxy Form to the Share Registry in accordance with the instructions at the end of this document.

Proxies

A Shareholder entitled to attend and vote at the Meeting pursuant to the Constitution is entitled to appoint no more than two proxies. Where more than one proxy is appointed, each proxy may be appointed to represent a specific proportion of the member’s voting rights. A proxy need not be a Shareholder. Any instrument of proxy deposited or received by the Company in which the name of the appointee is not filled in shall be deemed to be given in the favour of the Chair.

The instrument appointing a proxy, as well as any power of attorney (or a certified copy thereof) under which a proxy is appointed, must be received by the Company or the Share Registry by no later than 10.00 am (Sydney time) on Tuesday 6 November 2018, in accordance with the instructions provided on the back of the Proxy Form.

The instrument of appointment of a proxy must be executed by the appointor or its duly authorised representative. The Proxy Form which accompanies this Notice may be used to appoint a proxy for the purposes of the Meeting.

Corporate Representative

A Shareholder that is a company and that wishes to appoint a person to act as its representative at the Meeting must provide that person with a letter executed in accordance with the company’s constitution and the Corporations Act authorising him or her to act as the Shareholder’s representative.

Voting Exclusion Statements

Resolution 1

In accordance with the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by the following persons:

(i)	a member of the Key Management Personnel; or

(ii)	a closely related party of a member of the Key Management Personnel.

However, a person described above may cast a vote on this Resolution if:

•	the person does so as a proxy that specifies how the proxy is to vote on the resolution; or

•

the proxy appointed is the Chair, has been appointed as a proxy (expressly or by default) without being directed how to vote on the Resolution and the appointment expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member the Key Management Personnel; and

•	in either case, the vote is not cast on behalf of a person described in paragraph (i) or (ii) above.

Resolution 3

The Company will disregard any votes cast in favour of Resolution 3 by or on behalf of any person who is expected to participate in or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); or an associate of that person or those persons.

However, the Company need not disregard a vote if:

•	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

OTHER BUSINESS

To transact any other business as may be brought before the Meeting.

By order of the Board

Kate Hill

Company Secretary

Dated: 8 October 2018

PART D: EXPLANATORY STATEMENT

This Explanatory Statement is included in and forms part of the Notice of Meeting. It contains an explanation of, and information about, the Resolutions to be considered at the Meeting. It is given to Shareholders to help them determine how to vote on the Resolutions set out in the Notice of Meeting.

Shareholders should read this Explanatory Statement in full as the individual sections of this Document may not necessarily give a comprehensive review of the Resolutions proposed in the Notice of Meeting.

If you are in doubt about what to do in relation to a Resolution, you should consult your stockbroker or financial advisor or other professional advisor.

Accounts and Reports

The Corporations Act requires the Company to lay before the Annual General Meeting the Financial Report, Directors’ Report (including the Remuneration Report) and the Auditor’s Report for the financial year ended 30 June 2018.

Shareholders will be offered the opportunity to discuss the Financial Report, Directors’ Report and Auditor’s Report at the meeting. Copies of these reports can be found on the Company’s website http://www.kaziatherapeutics.com.

There is no requirement for Shareholders to approve the Financial Report, Directors’ Report and Auditor’s Report. Shareholders will be offered the following opportunities:

(a)	discuss the Annual Report for the financial year ended 30 June 2018;

(b)	ask questions or make comments on the management of the Company; and

(c)	ask the auditor questions about the conduct of the audit and preparation and content of the Auditor’s Report.

In addition to taking questions at the Annual General Meeting, written questions to the Chairman about the management of the Company, or to the Company’s auditor about:

(a)	the preparation and content of the Auditor’s Report;

(b)	the conduct of the audit;

(c)	accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d)	the independence of the auditor in relation to the conduct of the audit,

may be submitted no later than 5 business days before the Annual General Meeting to the Company Secretary at the Company’s registered office.

RESOLUTIONS

(a)	Resolution 1 – Remuneration Report

Board comment

The Board offers the following observations on the Remuneration Report:

•

The Board and its Remuneration and Nomination Committee take a balanced view between the need to pay market rates to attract talent, and the financial resources of the Company. In particular, during the year ended 30 June 2018, the Board and the Committee have focussed the remuneration spend on personnel best placed to advance the clinical stage assets of the Company.

•

The Board notes that there is a much lower spend on remuneration for Key Management Personnel during FY18 as a result of a range of streamlining activities undertaken by the Board and Management during FY17 and the early part of FY18.

•	The Non-Executive Directors have deferred 50% of their fees from February 2018 onwards, to conserve the Company’s cash position.

As set out in the Notice of Meeting, any member of the Key Management Personnel, together with a closely related party of those members, are excluded from casting a vote on Resolution 1.

Accordingly, the Board abstains from making a recommendation in relation to Resolution 1. The Chairman intends to exercise all undirected proxies in favour of Resolution 1.

Background to the Resolution

The Remuneration Report is contained in the “Directors’ Report” section of the Annual Report. Publicly listed companies are required to submit their remuneration reports to a vote for adoption at each of their annual general meetings. Whilst the following resolution is to be determined as an ordinary resolution, it is advisory only and does not bind the Directors or the Company.

The Corporations Act provides that:

(a)	members of the Key Management Personnel (and any closely related party of those members) are not permitted to vote on a resolution to approve the Remuneration Report, and

(b)	if the vote to approve the Remuneration Report receives a “no” vote by at least 25% of the votes cast, this will constitute a “first strike”.

As no “first strike” occurred at the Company’s 2017 Annual General Meeting for the 2017 Remuneration Report, the current “strike” count is zero. If a “first strike” was to occur at the 2018 Annual General Meeting:

(c)

the Company’s subsequent Remuneration Report (in other words, the Company’s Remuneration Report to be included in the 2019 Annual Report) must include an explanation of the Board’s proposed action in response to the “no vote” or an explanation of why no action has been taken; and

(d)

if the Company’s subsequent (i.e. 2019) Remuneration Report also receives a “no vote” at the 2019 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2019 Annual General Meeting will be asked (at that 2019 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder’s meeting (within the following 90 days) to vote on a “spill resolution” under section 250V of the Corporations Act.

During this item of business, Shareholders will have the opportunity to ask questions about and comment on the Remuneration Report.

Voting Exclusion Statement:

The voting exclusion statement in respect of Resolution 1 is set out in Part C, Section 2 of this Document.

(b)	Resolution 2 – Re-Election of Iain Ross

Board Recommendation

Iain Ross brings deep and valuable expertise in the international life sciences sector, including extensive experience with financing and M&A. His long career as a Non-Executive Director also adds immense value to the Kazia Board.

The Chairman, who will be Bryce Carmine for this part of the meeting, intends to exercise all undirected proxies in favour of Resolution 2.

Background to the Resolution

Clauses 21.1 of the Company’s Constitution of the Company’s Constitution provides that, amongst other things, a Director must not hold office without re-election for more than 3 years or following the third annual general meeting after that Director last appointment or re-election, whichever is the longer. ASX Listing Rule 14.4 effectively has the same requirements. Clause 21.7 provides that a Director who retires from office under the Constitution will be eligible for re-election to the Board at the meeting at which that Director retires from office.

The length of time a Director has been in office is computed from that Director’s last election. Mr Ross was last re-elected to the Board at an Extraordinary General Meeting of the Company held in 2016.

As at the date of this Notice of Meeting, the Board of the Company comprised of three Directors who are subject to rotation. The Director longest in office without being re-elected is Iain Ross and is therefore required to retire. Being eligible, Iain Ross offers himself to be re-elected as Director of the Kazia Therapeutics.

Iain Ross credentials

Mr Ross has over 35 years’ experience in the international life sciences and technology sectors, where he has completed multiple financing transactions, and over 25 years in cross-border management as a Chairman and CEO. He has led or participated in 6 Initial Public Offerings and has direct experience of M&A transactions in Europe, USA and the Pacific Rim.

Currently he is Non-Executive Chairman of e–Therapeutics plc (LSE:ETX), Redx Pharma plc (LSE:REDX) and Biomer Technology Ltd. He is a qualified Chartered Director, and former Vice Chairman of the Council of Royal Holloway, London University.

Previously, Mr Ross held significant roles in multi-national companies including Sandoz, Fisons, Hoffman La Roche, Reed Business Publishing and Celltech Group plc. He has advised banks and private equity groups on numerous company turnarounds.

Mr Ross has made a significant contribution to Kazia Therapeutics, both as an independent director and more recently as Chair. He was the person primarily responsible for the recruitment of the CEO, James Garner, a move which initiated the ensuing transformation of the Company. As Chair he drove the cost reduction program which was initiated and completed in FY2018, has helped in managing Kazia’s relationships with our largest shareholders and has attended all board and committee meetings held since his appointment, including travelling to Australia to attend all in-person meetings.

(c)	Resolution 3 – Approval of Increased Placement Capacity.

Board Recommendation

The Company desires to maintain flexibility to respond promptly to maximise opportunities afforded by capital markets, and to do this the Company again seeks approval from shareholders for increased placement capacity. The most likely use of this increased capacity would be to take advantage of an opportunity to raise additional funds to apply to the progression of our lead candidates, GDC 0084 and Cantrixil, through clinical trials.

Approval has been sought and granted in the 2017, 2016 and 2015 Annual General Meetings, although not utilised (i.e. no Equity Securities have been issued under Listing Rule 7.1A in the twelve-month period preceding this Meeting).

The Directors believe that Resolution 3 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution 3. The Chairman intends to exercise all undirected proxies in favour of Resolution 3.

Background to the Resolution

ASX Listing Rule 7.1A enables eligible entities, after obtaining shareholder approval at an annual general meeting, to issue equity securities up to 10% of its issued share capital on issue 12-months before the date of issue or agreement to issue, through placements over a 12-month period after the annual general meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under Listing Rule 7.1. This Resolution 3 seeks approval to allow the Board the flexibility to issue additional equity securities if it so decided. The Board may decide not to issue any equity securities pursuant to ASX Listing Rule 7.1A.

An eligible entity for the purposes of Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an eligible entity.

The Company is now seeking shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities that may be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2.

Description of Listing Rule 7.1A

Any equity securities issued under the 10% Placement Facility (Placement Securities) must be in the same class as an existing quoted class of equity securities of the Company. The Company, as at the date of the Notice, has on issue three classes of equity securities, being ordinary shares (Shares), listed options and unlisted options.

Resolution 3 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

Listing Rule 7.1A.2 provides that eligible entities which have obtained Shareholder approval at an annual general meeting may issue or agree to issue, during the 12-month period after the date of the annual general meeting, a number of Placement Securities calculated in accordance with the following formula:

Additional Capacity = (A x D) – E

where:

A	is the number of fully paid ordinary securities on issue 12 months before the date of issue or agreement to issue:

(a)	plus the number of fully paid ordinary securities issued in the 12 months under an exception in Listing Rule 7.2;

(b)	plus the number of partly paid ordinary securities that became fully paid in the 12 months;

(c)	plus the number of fully paid ordinary securities issued in the 12 months with approval of holders of ordinary securities under Listing Rule 7.1 or 7.4;

(d)	less the number of fully paid ordinary securities cancelled in the 12 months.

D	is 10%

E

is the number of equity securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of holders of ordinary securities under Listing Rule 7.1 or 7.4.

The issue price of Placement Securities issued under Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days on which trades in that class were recorded immediately before:

(i)	the date on which the price at which the Placement Securities are to be issued is agreed; or

(ii)	if the Placement Securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the Placement Securities are issued.

Shareholder approval of the 10% Placement Facility under Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(i)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or

(ii)

the date of the approval by holders of ordinary securities of a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), or such longer period if allowed by ASX

(10% Placement Period).

The effect of Resolution 3 will be to allow the Directors to issue the Placement Securities under Listing Rule 7.1A during the 10% Placement Period without using any of the Company’s 15% placement capacity under Listing Rule 7.1.

Specific information required by Listing Rule 7.3A

Pursuant to and in accordance with Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

(a) Minimum issue price

If any Placement Securities are issued, the minimum price the Placement Securities will be issued at is the price determined in accordance with the ASX Listing Rule 7.1A.3.

The actual number of Placement Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Placement Securities in accordance with the formula prescribed in Listing Rule 7.1A.2.

(b) Effect on existing (non-participating) Shareholders

If Resolution 3 is approved by Shareholders and the Company issues Placement Securities under the 10% Placement Facility, the existing Shareholders’ economic and voting power in the Company will be diluted as shown in the below table. There is a risk that:

(i)	the market price for the Company’s equity securities in that class may be significantly lower on the date of the issue of the Placement Securities than on the date of the approval under Rule 7.1A; and

(ii)

the Placement Securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date or the Placement Securities are issued as part of consideration for the acquisition of a new asset, which may have an effect on the amount of funds raised by the issue of the Placement Securities.

The below table is included for illustrative purposes and shows the potential dilution of existing Shareholders on the basis of the current market price of the Shares as at 24 September 2018 and the current number of Shares for variable “A” (above) calculated in accordance with the formula in Listing Rule 7.1A.2 as at the date of this Notice.

The table also shows:

(i)

Two examples where variable ‘A’ has increased by 50% and 100%. Variable ‘A’ is based on the number of Shares the Company has on issue as at the date of this Notice. The number of Shares on issue may increase as a result of issues of Shares that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements over the next 12 months under Listing rule 7.1 that are approved at a future shareholders’ meeting; and

(ii)	Two examples where the issue price of the Shares has decreased by 50% and increased by 50% as against the current market price.

The table has been prepared on the following assumptions:

(i)	The Company issues the maximum number of Placement Securities available under the 10% Placement Facility.

(ii)	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

(iii)

The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Facility, based on that Shareholder’s holding at the date of the Annual General Meeting.

(iv)	The table shows only the effect of issues of Placement Securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1.

(v)	The issue of Placement Securities under the 10% Placement Facility consists only of Shares

(vi)	The issue price is $0.42, being the closing price of the Shares on ASX on 24 September 2018.

		$0.21	$0.42	$0.63
Variable ‘A’ in Listing Rule 7.1A.2		50% decrease in Issue Price	Issue Price	50% increase in Issue Price
Current Variable A 48, 409,621 Shares	10% Voting Dilution	4,840,962 Shares	4,840,962 Shares	4,840,962 Shares
	Funds raised	$1,016,602	$2,033,204	$3,049,806

50 % increase in current Variable A 72,614,432 Shares	10% Voting Dilution	7,261,443 Shares	7,261,443 Shares	7,261,443 Shares
	Funds raised	$1,524,903	$3,049,806	$4,574,709

100% increase in current Variable A 96,819,242 Shares	10% Voting Dilution	9,681,924 Shares	9,681,924 Shares	9,681,924 Shares
	Funds raised	$2,033,204	$4,066,408	$6,099,612

(c) Date by which Placement Securities may be issued

The Company will only issue and allot the Placement Securities during the 10% Placement Period, that is, at any time up to 7 November 2019. An approval given under Resolution 3 for the issue of the Placement Securities will cease to be valid in the event that Shareholders approve a transaction under Listing Rule 11.1.2 (a significant change to the nature or scale of activities) or Listing Rule 11.2 (disposal of main undertaking).

(d) Purposes for which Placement Securities may be issued

The Company intends that funds raised from the issue of any Placement Securities be applied for advancing the Company’s key assets, GDC 0084 and Cantrixil, through clinical trials. The Company may also seek to issue Placement Securities as non-cash consideration or cash consideration for the acquisition of new in-licensed assets, intellectual property assets or as cash for general working capital purposes.

The total amount raised by the issue of Placement Securities will depend on the issue price of Shares at the time of their issue. As at the date of this Notice, the Company has not formed an intention to offer any Placement Securities to any particular person or at any particular time, assuming that Resolution 3 is passed.

The specific purposes for which any particular issue is made pursuant to the 10% Placement Facility will be disclosed by way of an ASX announcement at the time of the issue. The Company will comply with the disclosure obligations under Listing Rules 7.1A.4 and 3.10.5A upon issue of any Placement Securities.

(e) Company’s allocation policy

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of Placement Securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, issues in which existing security holders can participate;

(ii)	the effect of the issue of the Placement Securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of this Notice but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company is successful in acquiring new intellectual property assets or investments, it is possible that the allottees under the 10% Placement Facility will be the vendors of the new intellectual property assets or investments.

(f) Issues during the previous 12 months

The total number of equity securities issued in the 12 months preceding the date of this Meeting is set out in the below table:

Type of Equity Security	Number	% of number on issue at start of 12-month period
Ordinary shares	80,000	0.17%
Unlisted options under ESOP	478,750	0.87%

The following are the details of all issues of equity securities by the Company during the 12 months preceding the date of this meeting:

Date	Number of equity securities issued	Issued to whom?	Purpose of issue	Date approved by Shareholders	Price issued including discount to market price	Issued for cash? Value of non cash consideration and current value of that consideration
29 November 2017	20,000 ordinary shares	Dr Karen Ferrante	Payment for services on the Company’s Scientific Advisory Board	n/a issued under Rule 7.1	0.37 – no discount	No – services issued to the value of $7,400.
29 November 2019	20,000 ordinary shares	Professor Alex Matter	Payment for services on the Company’s Scientific Advisory Board	n/a issued under Rule 7.1	0.37 – no discount	No – services issued to the value of $7,400.
29 November 2019	20,000 ordinary shares	Professor Peter Gunning	Payment for services on the Company’s Scientific Advisory Board	n/a issued under Rule 7.1	0.37 – no discount	No – services issued to the value of $7,400.
29 November 2019	20,000 ordinary shares	Professor Sir Murray Brennan	Payment for services on the Company’s Scientific Advisory Board	n/a issued under Rule 7.1	0.37 – no discount	No – services issued to the value of $7,400.
5 February 2018	80,000 unlisted options*	Dr Jeremy Simpson	Options to employee under ESOP	14 November 2017	N/A	No
5 February 2018	80,000 unlisted options*	Gabrielle Heaton	Options to employee under ESOP	14 November 2017	N/A	No
5 February 2018	80,000 unlisted options*	Daniel Berg	Options to employee under ESOP	14 November 2017	N/A	No
5 February 2018	80,000 unlisted options*	David Cain	Options to employee under ESOP	14 November 2017	N/A	No
5 February 2018	120,000 unlisted options*	Kate Hill	Options to employee under ESOP	14 November 2017	N/A	No
30 November 2017	38,750 unlisted options**	Patrick Ling	Options to employee under ESOP	14 November 2017	N/A	No

‘*	exercise price $0.7802 and expiry date 5 February 2023

**	exercise price $0.596 and expiry date 30 November 2022

Voting Exclusion Statement: The voting exclusion statement in respect of Resolution 3 is set out in Part C, Section 2 of this Document.

As at the date of this Notice, the Company has not identified any particular person or class of persons who may participate in an issue made pursuant to, or otherwise benefit from, the passing of Resolution 3. As such, no Existing Shareholders shall be excluded from voting on Resolution 3.

PART E: GLOSSARY

For the purposes of this Document, the following terms have the meanings prescribed below:

$	Australian dollars.

15% Rule	Has the meaning given to that term in Section A of the Explanatory Statement.

Annual Report	The Company’s annual report for the 12-month period ended 30 June 2018.

ASIC	Australian Securities and Investments Commission.

ASX	ASX Limited ACN 008 624 691 or the securities exchange market operated by it, as the context requires.

Associate	Has the meaning given to that term in the Note to Listing Rule 14.11.

Auditor	Grant Thornton Audit Pty Limited ACN 130 913 594.

Board	The board of Directors.

Chair	The person chairing the Meeting.

Company	Kazia Therapeutics Limited ACN 063 259 754.

Constitution	The constitution of the Company.

Corporations Act	Corporations Act 2001 (Cth).

Current Directors	The Directors as at the date of this Document.

Director	A director of the Company from time to time

Document	This document entitled “Notice of General Meeting, Explanatory Statement and Proxy Form” and any annexures or schedules to or of the foregoing.

Equity Security	Has the meaning given to that term in Listing Rule 19.12.

Existing Shareholder	A Shareholder as at the date of this Document.

Explanatory Statement	Part D of this Document, forming part of the Notice.

Group	The Company and is Related Bodies Corporate (as that term is defined in the Corporations Act).

Key Management Personnel	The key management personnel whose remuneration details are included in the Remuneration Report.

Listing Rule	The listing rules of the ASX as amended from time to time.

Meeting	The Annual General Meeting of the Company convened by the Notice.

Notice or Notice of Meeting	The notice convening this Meeting of which the Explanatory Statement forms part.

Option	An option to acquire a Share.

Ordinary Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold more than 50% (in number) of all voting Equity Securities of the Company.

Proxy Form	The proxy form attached to this Document

Remuneration Report	The remuneration report set out in the Annual Report.

Resolution	A resolution set out in the Notice.

Securities	Collectively, any Shares or other securities issued by the Company.

Share	A fully paid ordinary share in the issued capital of the Company.

Share Registry	Computershare Investor Services Pty Limited, Level 4, 60 Carrington Street, Sydney, New South Wales.

Shareholder	A registered holder of one or more Share(s).

Special Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold no less than 75% (in number) of all voting Equity Securities of the Company.

Trading Day	Has the meaning given to that term in Listing Rule 19.12.

VWAP	In respect of a quoted class of Equity Securities, the volume weighted average price of that class of Equity Securities sold on the ASX during the prescribed number of trading days immediately preceding and including the date on which such price is to be determined, but does not include any transactions defined in the ASX Operating Rules as “special” crossings prior to the commencement of normal trading, crossings during the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over ordinary shares in the capital of the Company.

PROXY INSTRUCTIONS

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 - Appointment of Proxy

Indicate here who you want to appoint as your Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chairman of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a security holder of the Company. Do not write the name of the Company or the registered security holder in the space.

Proxy which is a Body Corporate

Where a body corporate is appointed as your proxy, the representative of that body corporate attending the Meeting must have provided an “Appointment of Corporate Representative” prior to admission. An Appointment of Corporate Representative form can be obtained from the Share Registry.

Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Share Registry or you may use a photocopy this form.

To appoint a second proxy you must:

(a)

complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b)	return both forms together in the same envelope.

STEP 2 - Voting Directions to your Proxy

You can tell your Proxy how to vote.

To direct your proxy how to vote, place a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

STEP 3 - Sign the Form

This form must be signed. In the spaces provided you must sign this form as follows:

Individual: This form is to be signed by the security holder.

Joint Holding: where the holding is in more than one name, all the security holders must sign.

Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the Share Registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: this form must be signed by a director jointly with either another director or a company secretary. Where the company has a sole director who is also the sole company secretary, this form must be signed by that person. Please indicate the office held by signing in the appropriate place.

STEP 4 - Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below or lodged online not later than 48 hours before the commencement of the Meeting at 2.00 pm (Sydney time) on Thursday 8 November 2018. Any Proxy Form received after that time will not be valid for the scheduled Meeting.

Proxies may be lodged:

To vote by proxy, please complete and sign the Proxy Form enclosed with this Document as soon as possible and either send, deliver, courier or mail the duly completed and signed Proxy Form to the Share Registry:

•	by mail to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia;

•	by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia); or

•	by delivery to Computershare Investor Services Pty Limited, Level 4, 60 Carrington Street, Sydney NSW 2000 Australia

•	online at www.investorvote.com.au or for Intermediary Online subscribers only (custodians) www.intermediaryonline.com

Proxy forms must be received by 10.00 am (Sydney time) on Tuesday 6 November 2018 to be valid.